UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 6

to

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

UBS AG

(Name of Subject Company)

UBS AG

(Name of Person Filing Statement)

Registered shares, par value CHF 0.10 per share

(Title of Class of Securities)

H89231338

(CUSIP Number of Class of Securities)

David Kelly

UBS AG

677 Washington Boulevard

Stamford, CT 06901

Telephone: +1 (203) 719-3000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

Copies to:

David Rockwell, Esq.

Sullivan & Cromwell LLP

1 New Fetter Lane

London EC4A 1AN

United Kingdom

Tel. No.: 011-44-20-7959-8900

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (the “Amendment”) supplements Items 8 and 9 (but no other item) of the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the U.S. Securities and Exchange Commission on October 14, 2014 (together with the amendments and supplements thereto, the “Statement”) by UBS AG, a Swiss Aktiengesellschaft/société anonyme (“UBS”). The Statement relates to the offer made by UBS Group AG, a Swiss Aktiengesellschaft/société anonyme (“UBS Group”), to acquire any and all issued ordinary shares (“UBS Shares”) of UBS in exchange for registered shares of UBS Group (the “Exchange Offer”). The Exchange Offer is comprised of the U.S. offer and the Swiss offer.

Item 8.	Additional Information

The information set forth in exhibit (a)(1)(xxxviii) is incorporated by reference herein.

Item 9.	Exhibits

Item 9 of the Statement is hereby supplemented to include the following:

Exhibit No.	Description

(a)(1)( xxxviii)	Wall Street Journal announcement: UBS Group AG Announces Reduction of Minimum Acceptance Condition and Extension of Initial Offer Period (incorporated by reference to the filing made by UBS AG on November 13, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended)

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

UBS AG

By:	/s/ David Kelly
Name:	David Kelly
Title:	Managing Director
Date:	November 14, 2014

By:	/s/ Sarah Starkweather
Name:	Sarah Starkweather
Title:	Executive Director
Date:	November 14, 2014

2